Exhibit 77(c)

MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

A Special Meeting of Shareholders of the Fund, the sole series of the Registrant, was held on March 15, 2001, for the purpose of approving the reorganization of the Fund into the Pilgrim Precious Metals Fund (formerly Pilgrim Gold Fund), a series of Pilgrim Precious Metals Fund, Inc., (formerly Pilgrim Gold Fund, Inc.) whereby the Fund transferred its assets to the Pilgrim Precious Metals Fund in exchange for the applicable class of Shares of the Pilgrim Precious Metals Fund and assumption by Pilgrim Precious Metals Fund of the Fund's liabilities (For: 3,224,879, Against: 648,368).